Letter Agreement Walthausen Small Cap Value Fund

TO: Walthausen Funds
      2691 Route 9, Suite 102
      Malta, NY 12020

Dear Ladies and Gentlemen:

     You have engaged us to provide certain services to the Walthausen Small Cap Value Fund (the “Fund”), pursuant to a Services Agreement dated January 30, 2013. Under a Services Agreement with the Fund, the Advisor receives an additional annual fee equal to 0.45% of the Fund’s average daily net assets up to $100 million, 0.25% of the Fund’s average daily net assets between $100 million and $500 million, and 0.15% of such assets in excess of $500 million and is obligated to pay the operating expenses of the Fund excluding management fees, brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses. Effective December 31, 2018 the Advisor hereby contractually agrees to waive Services Agreement fees and Management Fees to the extent necessary to maintain total annual operating expenses of the Institutional Class Shares and Investor Class Shares, excluding brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses at 0.98% and 1.21% respectively, of its average daily net assets through May 31, 2020. The Advisor may not terminate the fee waiver before May 31, 2020. The Trustees may terminate the expense waiver upon notice to the Advisor.

Very truly yours, Walthausen & Co., LLC By: /s/ Mark Hodge Print Name: Mark Hodge Title: Managing Director & CCO

Acceptance: The foregoing agreement is hereby accepted.

Walthausen Funds By: /s/ Stanley M. Westhoff Jr. Print Name: Stanley M. Westhoff Jr. Title: Chief Financial Officer / Treasurer